FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 14, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods OJSC.

Concerning convocation of WBD Foods OJSC extraordinary general meeting of shareholders.

Be it resolved:

1.1.      That WBD Foods OJSC extraordinary meeting of shareholders of the Company be convoked.

1.2.      That the following agenda of the extraordinary meeting of shareholders of the Company be approved:

•           Concerning Early termination of powers of all BoD members;

•           Concerning Election of the Company’s BoD members.

1.3.          That the following terms and procedure for holding the extraordinary meeting of shareholders of the Company be approved:

•                  Form of the meeting: form of a meeting (joint attendance of the shareholders or their authorized representatives to discuss agenda items and adopt resolutions on matters put to a vote);

•                  Date of the meeting: April 08, 2011

•                  voting on the agenda items shall only proceed using voting ballots which shall be sent to each person on the list of persons entitled to participate in the Meeting not later than 20 days before the Meeting. Postal address completed voting ballots shall be sent to: office 306, 16/15 Yauzsky blvd., Moscow, 109028, Russian Federation.

1.4.     That January 12, 2011 (at the end of the registrar’s business day), be set as the date of preparation of the list of persons entitled to participate in the extraordinary meeting of shareholders of the Company (Record Date).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: January 14, 2011